										Exhibit 12.1

PDC ENERGY, INC.
Statement of Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2012			2011		2010		2009		2008
	(dollars in thousands)
Earnings:
Income (loss) from continuing operations before income taxes	$(34,396)			$34,364		$26,083		$(97,036)		$139,550
Fixed charges (see below)	51,542			40,670		35,197		39,403		31,629
Amortization of capitalized interest	906			676		788		991		744
Interest capitalized	(1,238)			(1,703)		(301)		(751)		(2,618)
Total adjusted earnings (loss) available for fixed charges	$16,814			$74,007		$61,767		$(57,393)		$169,305

Fixed Charges:
Interest and debt expense (a)	$48,287			$36,985		$33,250		$37,208		$28,132
Interest capitalized	1,238			1,703		301		751		2,618
Interest component of rental expense (b)	2,017			1,982		1,646		1,444		879
Total fixed charges	$51,542			$40,670		$35,197		$39,403		$31,629

Ratio of Earnings to Fixed Charges	0.3	x	(c)	1.8	x	1.8	x	—	(c)	5.4	x

__________

(a)	Represents interest expense on long-term debt and amortization of debt discount and issuance costs.

(b)	Represents the portion of rental expense which we believe represents an interest component.

(c)	For the years ended December 31, 2012 and December 2009, earnings were insufficient to cover total fixed charges by $34.7 million and $96.8 million.